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SEC Mail Processing Section FEB 29 2016 Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68634

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAA - Mentor Alternative Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Ave, Suite 400
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mario Lotufo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAA - Mentor Alternative Advisors LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CT
County of Fairfield
Subscribed and sworn to (or affirmed) before me on this 2nd day of February 2016 by Mario Lotufo proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

President
Title


VALERIE V RICHARDSON KNUCKLES
Notary Public
Connecticut
My Commission Expires Apr 30, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
MAA - Mentor Alternative Advisors LLC

We have audited the accompanying statement of financial condition of MAA - Mentor Alternative Advisors LLC as of December 31, 2015, and the related statements of operations changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of MAA - Mentor Alternative Advisors LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAA - Mentor Alternative Advisors LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of MAA - Mentor Alternative Advisors LLC's financial statements. The supplemental information is the responsibility of MAA - Mentor Alternative Advisors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 20, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

MAA - Mentor Alternative Advisors LLC
Statement of Financial Condition
December 31, 2015

Assets

Accounts receivable	514
Investments, at fair market value	28,646
Prepaid expenses	3,878
Total assets	$ 33,038

Liabilities and Members' Equity

Liabilities	
Margin Loan Payable	5,292
Accounts payable and accrued expenses	4,785
Total liabilities	10,077
Commitments and contingencies	
Members' equity	
Members' equity	22,961
Total members' equity	22,961
Total liabilities and members' equity	$ 33,038

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenues	
Interest and fee income	$ 515
Net gain (loss) on investments	(1,070)
Expense Reimbursement	1,962
Total revenues	1,407
Expenses	
Professional Fees	24,885
Occupancy and Equipment Rental	18,161
Other operating expenses	14,299
Total expenses	57,345
Net income (loss)	$ (55,938)

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

		Total
Balance at December 31, 2014	$	18,438
Capital contributions		60,461
Net income (loss)		(55,938)
Balance at December 31, 2015	$	22,961

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:		
Net income (loss)		$ (55,938)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Reclassification of payable to capital contribution	29,715	
Capital contribution of investment in lieu of cash	30,746	
(Increase) decrease in :		
Accounts receivable	(514)	
Investments, at fair market value	$ (28,646)	
Prepaid expenses	4,872	
(Decrease) increase in :		
Margin Loan Payable	5,292	
Accounts payable and accrued expenses	293	
Total adjustments		41,758
Net cash provided by (used in) operating activities		(14,180)
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(14,180)
Cash at December 31, 2014		14,180
Cash at December 31, 2015		$ -
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Notes to Financial Statements
December 31, 2015

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MAA - Mentor Alternative Advisors LLC (the "Company") was organized in the State of Delaware on May 27, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
MAA - Mentor Alternative Advisors LLC

We have audited the accompanying statement of financial condition of MAA - Mentor Alternative Advisors LLC as of December 31, 2015, and the related statements of operations changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of MAA - Mentor Alternative Advisors LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAA - Mentor Alternative Advisors LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of MAA - Mentor Alternative Advisors LLC's financial statements. The supplemental information is the responsibility of MAA - Mentor Alternative Advisors LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 20, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

MAA - Mentor Alternative Advisors LLC
Statement of Financial Condition
December 31, 2015

Assets

Accounts receivable	514
Investments, at fair market value	28,646
Prepaid expenses	3,878
Total assets	$ 33,038

Liabilities and Members' Equity

Liabilities	
Margin Loan Payable	5,292
Accounts payable and accrued expenses	4,785
Total liabilities	10,077
Commitments and contingencies	
Members' equity	
Members' equity	22,961
Total members' equity	22,961
Total liabilities and members' equity	$ 33,038

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenues	
Interest and fee income	$ 515
Net gain (loss) on investments	(1,070)
Expense Reimbursement	1,962
Total revenues	1,407
Expenses	
Professional Fees	24,885
Occupancy and Equipment Rental	18,161
Other operating expenses	14,299
Total expenses	57,345
Net income (loss)	$ (55,938)

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

		Total
Balance at December 31, 2014	$	18,438
Capital contributions		60,461
Net income (loss)		(55,938)
Balance at December 31, 2015	$	22,961

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash flow from operating activities:		
Net income (loss)		$ (55,938)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Reclassification of payable to capital contribution	29,715	
Capital contribution of investment in lieu of cash	30,746	
(Increase) decrease in :		
Accounts receivable	(514)	
Investments, at fair market value	$ (28,646)	
Prepaid expenses	4,872	
(Decrease) increase in :		
Margin Loan Payable	5,292	
Accounts payable and accrued expenses	293	
Total adjustments		41,758
Net cash provided by (used in) operating activities		(14,180)
Net cash provided by (used in) investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		(14,180)
Cash at December 31, 2014		14,180
Cash at December 31, 2015		$ -

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

MAA - Mentor Alternative Advisors LLC
Notes to Financial Statements
December 31, 2015

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MAA - Mentor Alternative Advisors LLC (the "Company") was organized in the State of Delaware on May 27, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including acting as finder for private investment funds.

The Company is affiliated through common ownership with Mentor International, LLC ("Affiliate").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

All investment in securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement, as described in Note 5. Net realized gains or losses from the sale of these securities are computed based on specific identification of historical cost. Net unrealized gains or losses arises from changes in the fair value of these securities during the period is included in income.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

MAA - Mentor Alternative Advisors LLC
Notes to Financial Statements
December 31, 2015

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 8).

NOTE 2: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of securities traded on a national securities exchange which are stated at the last reported price on the day of valuation. To the extent that these securities are actively traded and valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy, as described in Note 5. As of December 31, 2015, these securities are reported at their fair market value of $28,646.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements.

NOTE 4: RELATED-PARTY TRANSACTIONS

The Company and Affiliate share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Affiliate and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2015, the Parent forgave a total of $30,745 in reimbursement due from the Company. This amount was recognized as a capital contribution.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 5: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

NOTE 5: FAIR VALUE MEASUREMENTS
(Continued)

The following tables presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

Assets	Level 1	Level 2	Level 3	Total
Investments, at fair market value	$ 28,646	$ -	$ -	$ 28,646
TOTALS	$ 28,646	$ -	$ -	$ 28,646

NOTE 6: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2014, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 8: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 9: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2015, the Company had net capital of $11,754 which was $6,754 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($10,077) to net capital was 0.86 to 1.

MAA - MENTOR ALTERNATIVE ADVISORS LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2015

Computation of net capital		
Members' equity	22,961	
Total members' equity		$ 22,961
Less: Non-allowable assets		
Accounts receivable	(514)	
Prepaid expenses	(3,878)	
Total non-allowable assets		(4,392)
Net capital before haircuts		18,569
Haircut on equity securities	(4,297)	
Undue Concentration	(2,518)	
Total haircuts and undue concentration		(6,815)
Net Capital		11,754
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 672	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 6,754
Aggregate indebtedness		$ 10,077
Ratio of aggregate indebtedness to net capital		0.86 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2015.

See independent auditor's report

MAA - MENTOR ALTERNATIVE ADVISORS LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2015

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report

MAA - Mentor Alternative Advisors LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2015



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) MAA - Mentor Alternative Advisors LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MAA - Mentor Alternative Advisors LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) MAA - Mentor Alternative Advisors LLC stated that MAA - Mentor Alternative Advisors LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MAA - Mentor Alternative Advisors LLC's management is responsible for compliance with the exemption provisions

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAA - Mentor Alternative Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 20, 2016

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE


Mentor Group

500 West Putnam Avenue, Suite 400
Greenwich, CT 06870

Assertions Regarding Exemption Provisions

We, as members of management of ***MAA-Mentor Alternative Advisors LLC*** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

MAA-Mentor Alternative Advisors LLC

By:

Mario S. Lotufo
CEO
MAA-Mentor Alternative Advisors LLC

February 1, 2016

MAA - Mentor Alternative Advisors LLC
Report Pursuant to Rule 17a-5 (d)
FinancialStatements
For the Year Ended December 31, 2015